Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Reports Financial Results for the Fourth Quarter
and Full Year ended December 31, 2014

Tel Aviv, Israel – March 31, 2015 – RiT Technologies Ltd. (NASDAQ CM: RITT), a leading provider of Intelligent Network & Infrastructure Management solutions and Structured Cabling Solutions for enterprises, and the developer of an innovative indoor optical wireless solution (BeamCaster), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Financial Results for the Fourth Quarter and Full Year 2014

Q4 2014

o	Revenues for the fourth quarter of 2014 were $0.92 million, compared with $2.98 million for the fourth quarter of 2013.

o
Net loss for the fourth quarter of 2014 (including approximately $137,000 in stock-based compensation expenses) was $3.2 million, or $0.20 per (basic and diluted) share, compared with a net loss of $3.3 million, or $0.30 per (basic and diluted) share in the fourth quarter of 2013 (including approximately $240,000 in stock-based compensation expenses).

Full Year 2014

o	Revenues for the full year 2014 were $6.6 million, compared with $11.2 million for full year 2013.

o
Net loss for the full year 2014 (including approximately $841,000 in stock-based compensation expenses) was $9.4 million, or $0.7 per (basic and diluted) compared with a net loss of $9.5 million, or $1.04 per (basic and diluted) shares in 2013 (including approximately $1.2 million in stock-based compensation expenses).

o	Cash and cash equivalents were $1.6 million as of December 31, 2014.

Recent Developments

o	In December 2014, the Company promoted its Controller, Eran Erov, to VP Finance, replacing its CFO, who had resigned to pursue other opportunities.

o
In November 2014, RiT Technologies signed a significant OEM agreement with Belden, a global leader in signal transmission solutions for mission-critical applications, to utilize RiT’s IIM solution to enhance its network infrastructure management product portfolio in the Asia Pacific.

o
In November 2014, RiT signed a Memorandum of Understanding (MOU) with Wipro Ltd, an international information technology, consulting and outsourcing company to cooperate in identifying relevant projects in India and customizing their integrated solutions for projects, to maximize their business in India.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

“The recently signed agreements with Belden and Wipro Ltd have the potential to increase our sales volume in 2015 and revenue in the high-growth Asia-Pacific markets,” noted Motti Hania, President and Chief Executive Officer of RiT Technologies.

Mr. Hania continued, “The past year has been a very challenging period for RiT Technologies but we enter in 2015 with renewed confidence. In addition to working diligently to reduce our operating expenses, we are concentrating our external activities on those areas of the business which offer the Company and its shareholders the greatest opportunity for success.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Company Contact:
Eran Erov, VP finance
+972-77-270-7203
eran.erov@rittech.com

Investor Relations Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Christopher Harrison
212-896-1249 / 212-896-1267
ritt@kcsa.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013

Sales	923	2,981	6,619	11,179

Cost of sales	1,672	2,724	5,196	7,864

Gross profit	(749)	257	1,423	3,315

Operating expenses

Research and development, net	625	994	2,769	4,125
Sales and marketing, net	941	1,349	3,948	4,786
General and administrative	818	1,135	4,021	3,803
Total operating expenses	2,384	3,478	10,738	12,714

Operating loss	(3,133)	(3,221)	(9,315)	(9,399)

Financing loss, net	(26)	(35)	(77)	(129)
Other expenses	(6)		(7)

Loss before income tax expense	(3,165)	(3,256)	(9,399)	(9,528)

Net Loss	(3,165)	(3,256)	(9,399)	(9,528)

Net Loss Per Share - Basic and Diluted	(0.20)	(0.30)	(0.70)	(1.04)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	15,541,306	10,871,914	13,471,060	9,138,947

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	December 31,	December 31,
	2014	2013
	US$ thousands	US$ thousands
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	1,604	5,194
Trade receivables, net	1,680	3,839
Other current assets	335	237
Inventories	3,617	3,647
Total Current Assets	7,236	12,917

Assets held for severance benefits	967	1,161
Property and equipment, net	471	500

Total Assets	8,674	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	-
Trade payables	967	1,878
Other payables and accrued liabilities	1,554	1,933
Total Current Liabilities	2,521	3,811

Principal shareholder convertible loan	1,000	2,000
Liability in respect of employees' severance benefits	1,224	1,338
Total Liabilities	4,745	7,149

Commitments and Contingencies

Shareholders' Equity:
Share capital	3,384	2,782
Treasury stock	(27)	(27)
Additional paid-in capital	72,239	66,942
Accumulated deficit	(71,667)	(62,268)
Total Shareholders' Equity	3,929	7,429

Total Liabilities and Shareholders' Equity	8,674	14,578